[GRAPHIC OMITTED]




                   VIMPELCOM ANNOUNCES RECEIPT OF INFORMATION
              REGARDING RE-ISSUANCE OF VIMPELCOM-REGION'S LICENSES
   --------------------------------------------------------------------------

Moscow and New York (April 4, 2005) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) announced that it received letters from the Federal Service for Surveillance in the Field of Telecommunications (the "Service") (which is part of the Ministry of Information Technology and Communications of the Russian Federation), each dated April 4, 2005, relating to the re-issuance of VimpelCom-Region's licenses. Each letter states that on March 30, 2005, in accordance with article Art. 35 of the Law On Communications, the Service decided to reissue to VimpelCom an operating mobile communications license, referring specifically to each of the licenses previously held by VimpelCom-Region. VimpelCom-Region, which merged with and into VimpelCom on November 26, 2004, held telecommunications licenses for the Central, Siberian, Volga, South and Northwest regions of Russia.

VimpelCom is a leading international provider of telecommunications services, operating under the "Beeline" brand in Russia and "K-mobile" and "EXCESS" brands in Kazakhstan. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's shares are listed on the NYSE under the symbol "VIP".

This form 6-K contains "forward-looking statements", as the phrase is defined in
Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the re-issuance of the VimpelCom-Region licenses to VimpelCom which, according to the letters, are being prepared. There are risks that despite the information in the letters from the Service, such licenses may not be issued in a timely manner, on the same terms as the existing licenses or at all or that VimpelCom's right to continue to provide service to subscribers in VimpelCom-Region's licensed areas prior to the re-issuance of the licenses may be challenged. There is also a risk that not all of the related frequencies and permissions will be re-issued to VimpelCom in a timely manner, on the same terms as the existing frequencies and permissions or at all. If any of these situations occur, they could have a material adverse effect on VimpelCom's business and results of operations, including causing VimpelCom to cease providing mobile services to some or all of the Russian regions outside of the Moscow license area and/or resulting in an event of default under the majority of VimpelCom's outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this form 6-K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                      Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                                 Financial Dynamics
Tel: 7(095) 974-5888                               Tel: 1(212) 850 5600
vgoldin@vimpelcom.com                              mpolyviou@fd-us.com